UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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25002144

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 04 2025
Washington, DC

SEC FILE NUMBER
8-50339

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Heritage Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5210 Belfort Rd., Suite 300
(No. and Street)

Jacksonville (City) FL (State) 32256 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Kellison (Name) 904-354-9600 (Area Code – Telephone Number) akellison@hcgowners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC.
(Name – if individual, state last, first, and middle name)

3111 N. University Drive, Suite 621 (Address) Coral Springs (City) FL (State) 33065 (Zip Code)

04/13/2010 (Date of Registration with PCAOB)(if applicable) 5036 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Kellison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Heritage Capital Group, Inc., as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LOGAN BRANNEN
Notary Public - State of Florida
Commission # HH 484737
My Comm. Expires Jan 24, 2028
Bonded through National Notary Assn.

Signature: C. Alex Kellison

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERITAGE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2024

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL EXEMPTION REPORT

****

CONTENTS:

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Heritage Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. as of December 31, 2024, the related statements of income and changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Heritage Capital Group, Inc.'s management. Our responsibility is to express an opinion on Heritage Capital Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Heritage Capital Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II-Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Heritage Capital Group, Inc.'s financial statements. The supplemental information is the responsibility of Heritage Capital Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I-Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedules II-Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements under Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Heritage Capital Group, Inc. auditor since 2023.

Assurance Dimensions
Coral Springs, Florida
March 3, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

Assets:

Cash	$ 1,030,279
Accounts receivable	
Client	127,488
Related parties	62,949
Other	5,072
	195,509
Prepaid expenses and other assets	53,916
Operating lease asset	673,390
Equipment, net of depreciation	5,791
Total Assets	$ 1,958,885

Liabilities and Stockholders' Equity:

Accounts payable	$ 120,288
Related party payables	201,809
Accrued expenses	157,860
Operating lease obligation	773,842
Total liabilities	1,253,799
Stockholders' equity:	
Common stock ($0.10 par value)	
1,000 shares authorized,	
issued and outstanding	100
Additional paid-in capital	707,933
Deficit	(2,947)
Total Stockholders' equity	705,086
Total Liabilities and Stockholders' Equity	$ 1,958,885

The accompanying notes are an integral part of this financial statement

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Mergers & acquisitions	$ 6,427,262
Consulting	1,290,880
Total revenues	7,718,142
Cost of services	(5,877,888)
Gross profit	1,840,254
Expenses:	
Payroll	999,373
Phone & information services	232,093
Professional fees	40,948
Rent	102,989
Dues & subscriptions	79,383
Marketing	69,133
Commissions & fees	21,426
Office	38,590
Depreciation	6,861
Contributions	1,000
Travel, conferences & meetings	3,907
Provision for credit losses	7,500
Operating & maintenance	12,977
Total expenses	1,616,180
Operating Income	224,074
Other Income (Expense):	
Related party reimbursable, net of expense	(5,001)
Miscellaneous income	35,229
Total other income	30,228
Net Income	$ 254,302

The accompanying notes are an integral part of this financial statement

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-in Capital	Retained earnings (Deficit)	Total
Balance at January 1, 2024	$ 100	$ 707,933	$ (257,249)	$ 450,784
Net Income	-	-	254,302	254,302
Balance at December 31, 2024	$ 100	$ 707,933	$ (2,947)	$ 705,086

The accompanying notes are an integral part of this financial statement

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities:		
Net Income	$	254,302
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		6,861
Provision for credit losses		7,500
Changes in operating assets and liabilities:		
Accounts receivables (client)		82,358
Accounts receivables (related party)		(25,049)
Prepaid expenses and other assets		29,642
Related party payables		(25,272)
Accounts payable		(17,439)
Accrued expenses		114,893
Operating lease obligation, net		(17,666)
Net cash flows provided by operating activities		410,130
Cash Flows From Financing Activities:		
Dividends paid in cash (Declared in 2023)		(500,000)
Net change in cash		(89,870)
Cash at the beginning of the year		1,120,149
Cash at the end of the year	$	1,030,279

No cash was paid for interest and taxes.

Note 1 – Organization and Nature of Operations:

Heritage Capital Group, Inc. (the "Company") is a licensed broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides consulting and advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

The Company's operations are subject to several factors that can affect its operating results and financial condition, including but not limited to, the results of its consulting and advisory services and the availability of mergers and acquisitions transactions. For the year ended December 31, 2024, the Company had net income of $254,302, generated positive cash from operating activities of $410,130 and at December 31, 2024 had a deficit of $2,947. The Company's stockholders received dividends totaling $500,000 that were declared on December 31, 2023.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") contained in the Accounting Standards Codification ("ASC").

Use of Estimates:
The preparation of the financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For the purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.

Accounts Receivable and Allowance for Credit Losses:
On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

The Company did not have any such credit losses at December 31, 2024.

Equipment and Depreciation:
Office equipment, computer equipment and furniture and fixtures are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Upon disposal of an item of property and equipment, the difference between the disposal proceeds and its net carrying amount is included in the income statement.

Income Taxes:
The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations, and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax returns of the stockholders and are taxed based upon their personal tax status and returns.

The Company, a Florida corporation, files Federal income tax returns which are subject to examination by the Internal Revenue Service (IRS) for a period of generally three years after filing. Management continually monitors and evaluates expiring statutes and limitations, audits, changes in tax law, and new authoritative rulings.

Advertising:
Advertising costs are expensed as incurred.

Leases:
In addition to the base rent, real estate leases typically contain provisions for common-area maintenance and other similar services, which are considered non-lease components for accounting purposes. For real estate leases, we apply a practical expedient to include any non-lease components in calculating the ROU asset and lease liabilities. For all other types of leases, non-lease components are excluded from our ROU assets and lease liabilities and are expensed as incurred.

The Company monitors changes in circumstances that alter the timing or amount of future lease payments that may result in the remeasurement of a lease liability with a corresponding adjustment to the ROU asset. ROU assets for operating leases are periodically reviewed for impairment losses under ASC 360-10, Property, Plant and Equipment, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Revenue Recognition:
Revenue is earned from advisory services related to the buying and selling of commercial businesses, mergers and acquisitions, equity and debt financing and other financial and strategic planning.

All revenues of the Company are recorded in accordance with FASB ASC Topic 606, which is recognized when (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction

price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation, which is satisfied over time or at a point in time. The Company will recognize revenue for any retainers, which are non-refundable, and consulting contracts as they are billed. Revenue from merger & acquisition contracts will be recognized when there is a successful sale of the client's business.

The majority of revenue arrangements consist of performance obligations to provide strategic consulting and merger & acquisition services in return for compensation. Based on the Company's evaluation process and review of contracts with customers, the timing and amount of revenue recognized based on FASB ASC Topic 606 is consistent with the Company's revenue recognition policy under previous guidance.

Segment Reporting:
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (ASU 2023-07"), which requires incremental disclosures on reportable segments.

The New guidance requires disclosure of significant segment expenses that are (1) easily computed from information regularly provided to the chief operation decision maker ("CODM") and (2) are included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM and allows companies to disclose multiple measures of segment profit or loss if those measures are regularly used to assess performance and to allocate resources. The guidance is applicable to companies with a single reportable segment.

The requirements are effective for annual reporting periods beginning on January 1, 2024 and is to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023—07. The additional requirements did not have a material impact on The Company's financial statements.

Fair Value Measurement of Financial Assets and Liabilities:
In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The value hierarchy establishes measurements with level one (highest priority), level two or level three (lowest priority). The three levels of value hierarchy applicable under the guidance are:

Level 1 – Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (e.g., publicly traded securities).
Level 2 – Quoted prices in markets that are not active, inputs that are observable either directly or indirectly, for substantially the term of the asset or liability (e.g., pricing models using market-observable interest rates for similar debt securities).
Level 3 – Prices or valuation techniques that are both significant to fair value measurement and unobservable (e.g., discounted cash flow analysis using management assumptions for illiquid assets).

At December 31, 2024, the carrying value of the Company's financial instruments, such as cash, accounts receivable, accounts payable, related party payables, and accrued expenses approximate their fair values due to their short-term maturities.

Note 3 – Net Capital Requirements:

Pursuant to the Securities and Exchange Act of 1934, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company's ongoing maintenance of the minimum net capital and requires that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate daily.

At December 31, 2024, the Company reported net capital of $578,994, which was $540,300 in excess of its net capital requirement of $38,694. The Company's ratio of aggregate indebtedness-to-net capital was 1.0024 to 1. Accordingly, the Company is in compliance with its net capital requirements at December 31, 2024.

Note 4 – Equipment:

Equipment summary:

	Useful life (years)	
Office and computer equipment	3-5	$51,949
Furniture and fixtures	5-7	7,481
		59,430
Less accumulated depreciation		53,639
		$ 5,791

Depreciation expense totaled $6,861 for the year ended December 31, 2024.

Note 5 – Related Party Transactions:

The Company has an Expense Sharing and Professional Service Agreements with Business Valuation, Inc. ("BVI"), a corporation owned by the Company's majority stockholder and one other Company stockholder, in which each company shares rent and other occupancy costs, as well as payroll costs for the administrative personnel who perform services for both companies. The Company also incurs certain expenses related to various BVI analysts who provide subcontractor services. The Company entered into an Expense Sharing Agreement with Heritage Capital, LLC ("HC"), an unaffiliated entity with identical ownership as The Company. HC functions as a business broker and as a real estate broker on smaller transactions that do not benefit from FINRA rules and published guidance. The Company and HC allocate expenses monthly based on client activity.

The Company paid BVI $1,603,171 during the year ended December 31, 2024 for the services described in the previous paragraph, which were recorded as expense. The Company also paid HC $84,691 during the year ended December 31, 2024 as an allocation of operating expenses. Related parties owed the company $62,949 for subcontractor services and certain other expenses. BVI owed the Company $13,784 for other operating expenses at December 31, 2024, which is included in related party receivables in the accompanying Statement of Financial Condition. HC owed the

Company $38,474 for other operating expense at December 31, 2024, which is also included in related party receivable in the accompanying Statement of Financial Condition.

Commissions and fees paid to stockholders totaled $3,155,651 for the year ended December 31, 2024 and are included in cost of services in the accompanying Statement of Income.

Additionally, the stockholders' and independent contractor agreements contain a provision that each stockholder and principal, after a grace period of eighteen months, is responsible for earning a minimum fee income of $3,333 per month, or $40,000 per year, to cover various overhead expenses incurred by the Company. Amounts received by the Company from the client fee income are credited toward the minimum overhead amount for each stockholder and principal.

As of December 31, 2024, the amount due to stockholders is $137,023 and is included in accounts payable – related parties in the accompanying Statement of Financial Condition. Additionally, The Company owes BVI $55,169 and the Company owes HC $9,617 for operating and certain expenses at December 31, 2024, which is included in related part payables on the accompanying Statement of Financial Condition.

The Company has an Expense Sharing and Professional Service Agreements with Steel Beach Advisors, LLC ("SBA") has identical ownership as The Company. SBA functions as a business broker and as a real estate broker on smaller transactions that do not benefit from FINRA rules and published guidance. Periodically, invoices from outside service providers may co-mingle amounts due from SBA on invoices sent to the Company or vice a versa. When this circumstance arises, the companies settle the discrepancy by issuing an invoice for the amount due.

Note 6 - Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains cash balances that exceed FDIC limits; However, the Company utilizes an Insured Cash Sweep (ICS) that spreads cash between the custodian bank and other partner banks. Insured cash sweep accounts earn interest while maximizing protection for funds beyond the typical FDIC limit of $250,000. Generally, the Company does not require collateral on its customer receivables since it does not anticipate future nonperformance by its customers.

For the year ended December 31, 2024, fees and consulting income generated 16.6% of the Company's total revenues, and the Company's five largest clients accounted for 55.0% of total revenue from fees and consulting with one client accounting for more than 16%. Receivables due from consulting clients with two largest balances represented 38.4% of accounts receivable at December 31, 2024.

M&A activity for the year ended December 31, 2024 comprised 82.9% of total revenues with three transactions delivering 76.0% of all M&A revenue. There are no receivables due from M&A clients at December 31, 2024.

Note 7 – Leases:

The Company recognizes at lease commencement a right-of-use (ROU) asset and lease liability based on the present value of the future lease payment over the lease term in accordance with Financial Account Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842. The Company has elected to not recognize a ROU asset and lease liability for the leases with terms

of 12 months or less. Our leases do not explicitly state the discount rate implicit in the lease, we use an incremental borrowing rate (4.5%) based on the rate the Company would pay to borrow on a collateralized basis over a similar term and amount equal to the lease payment on the commencement date to calculate the present value of the future payments.

Leases for office space make up 100% of the Company's lease obligations.

Effective November 1, 2021, the Company entered into a non-cancellable lease agreement for its new office location in Jacksonville, Florida. The 77-month lease includes scheduled annual rent increases, as defined in the agreement, over the term of the lease expiring March 31, 2028 (6.3 years), and there is an option to renew. The Company subleases a percentage of its Jacksonville, FL space to BVI based on square footage usage. The Company also allocates a portion of the rent expense to HC base on client load during any given month. Rent expense, net of sublease amounts billed to BVI or allocated to HC, totaled $102,989 for the year ended December 31, 2024.

Estimated sublease income from BVI for three years succeeding December 31, 2024 are as follows: 2025 - $108,030, 2026 - $110,725, 2027 - $112,633.

Effective September 1, 2023 the Company entered into a non-cancellable lease agreement for its new office location in Savannah, Georgia at a cost of $1,150 per month for the duration of the term. The lease expires August 31, 2024 with an option to renew for one year. The Company is not running any operating activities from the Savannah office.

Estimated shared lease costs with HC for the next three years succeeding December 31, 2024 are as follows: 2025 - $63,354, 2026 - $61,162, 2027 - $62.216.

Future estimated minimum lease commitments required under the operating lease are as follows:

Year Ending December 31		Office Lease
2025	$	266,415
2026		263,630
2027		268,174
2028		66,626
Thereafter		-
Total lease payments	$	864,845
Less: interest		91,003
Present value of lease payments	$	773,842

There are no other material commitments or contingencies existing as of December 31, 2024 that might result in a loss or future obligation. Additionally, there are no claims or unasserted claims of which the Company is aware as of December 31, 2024.

Note 8 – Segment Reporting:

The Company is a licensed broker-dealer operating as a capital acquisition broker and is engaged in a single line of business. The Company has identified the president (Alex Kellison) and the chief executive officer (Bill Sorenson), who make up the Company's management Committee, to function as the chief operating decision maker ("CODM').

The CODM uses revenue and expense trends along with net income to evaluate the operating results of the Company. To maintain capital adequacy, when making management decisions such as whether to reinvest profits or pay dividends, the CODM uses excess net capital (see Note 5).

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's segment revenue and expenses are aligned with the content of the Company's statement of income and the segment assets are the same as those reported on the Company's statement of financial condition. Additionally, the accounting policies used to measure the operating results of the segment are the same as those described in the summary of significant accounting policies.

Note 9 – Subsequent Events:

The Company has evaluated all events that occur after the statement of financial condition date through the date when financial statements were issued, March 3, 2025, to determine if they must be reported. The Management of the Company determined that there were no additional reportable subsequent events to be disclosed.

HERITAGE CAPITAL GROUP, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
Of the Securities and Exchange Commission
DECEMBER 31, 2024

Net Capital:	
Total stockholders' equity	$ 705,086
Non Allowable Assets	
Fees receivable, net of commissions payable	(86,439)
Equipment, net	(5,791)
Prepaid expenses and other assets	(33,862)
Net Capital	$ 578,994
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 120,288
Accounts payable (Related Party)	201,809
Accrued expenses	157,860
Lease liability	100,452
Total Aggregate Indebtedness	580,409
Non Aggregate Indebtedness Liabilities	
Lease liability up to the extent of ROU Asset	673,390
Total Liabilities	1,253,799
Computation of basic net capital requirement:	
One-fifteenth of Aggregate Indebtedness	38,694
Minimum dollar net capital requirement	5,000
Net capital requirement (Greater)	38,694
Excess Net Capital	$ 540,300
Percentage of Aggregate Indebtedness To Net Capital	100.24%

There were no material differences existing between the above computation and that reported in the Company's corresponding unaudited Form A-17a Part IIA filed for the year. Accordingly, no reconciliation is necessary.

HERITAGE CAPITAL GROUP, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO SEA RULE 15c3-3
DECEMBER 31, 2024

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

The Company, as a Non-Covered Firm, claims an exemption under SEA Rule 15c3-3, on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC Staff. The firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain engaging solely in activities permitted for capital acquisition broker ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

Because of this reliance, the firm has no possession or control obligations under SEA Rule 15c3-3(b) because its business is limited to activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Heritage Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Heritage Capital Group, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other considera tion received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Assurance Dimensions

Assurance Dimensions
Coral Springs, Florida
March 3, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

HERITAGE CAPITAL GROUP, INC
EXEMPTION FROM SEC.1934 RULE 240.15c3-3
CUSTOMER PROTECTION RULE –
RESERVE AND CUSTODY OF SECURITIES REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2024

Heritage Capital Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, “Reports to be made by certain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 on reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2024.

    The Company has met the exemption provisions in reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff throughout the year ended December 31, 2024 without exception.

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: 1) consulting and advisory services related to the buying and selling of commercial businesses; 2) mergers and acquisitions; 3) equity and debt financing and other financial and strategic planning; and the Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4. (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

I, Alex Kellison, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

C. Alex Kellison

Alex Kellison
President and Chief Financial Officer
Heritage Capital Group, Inc.

March 3, 2025